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[redacted]

08029042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53623

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IRR Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 W 47th Place, Ste. 300
(No. and Street)

Westwood (City) KS (State) 66205 (Zip Code)

PROCESSED
MAR 2 0 2008
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Halter 913-236-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47th Place, Ste. 204 (Address) Westwood (City) KS (State) 66205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 9 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/19

OATH OR AFFIRMATION

I, Mark Halter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IRR Capital Markets, Inc., as of December 31, 20 07 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Shanna L. Vance
Notary Public - Notary Seal
STATE OF KANSAS

My Commission Expires: 9/2/2010

Shanna L. Vance
Notary Public

Mark W Halter
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure Required by Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IRR CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2007 AND 2006
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

This report is deemed to be

CONFIDENTIAL

in accordance with Rule 17a-5(e)(3).
A statement of financial condition and
supplementary report on the internal control
structure bound separately has been filed with
the Securities and Exchange Commission
simultaneously herewith as a public document.

IRR CAPITAL MARKETS, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2007 AND 2006
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

INTERNAL CONTROL STRUCTURE

MILLER
HAVILAND
KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT

Board of Directors
IRR Capital Markets, Inc.

We have audited the accompanying statements of financial condition of

IRR CAPITAL MARKETS, INC.

as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IRR Capital Markets, Inc. as of December 31, 2007 and 2006, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Haviland Ketter P.C. P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 20, 2008

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name) @mhkcpas.com

IRR CAPITAL MARKETS, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Cash	$ 88,028	$ 62,204
Income taxes receivable	-	8,981
Fees receivable-IRR Residential	25,760	-
Deferred income tax asset	-	3,500
TOTAL ASSETS	$ 113,788	$ 74,685

LIABILITIES

	2007	2006
Accounts payable	$ 3,600	$ 18,688
Management fee payable	35,450	-
TOTAL LIABILITIES	39,050	18,688

STOCKHOLDER'S EQUITY

	2007	2006
Paid In Capital		
Common stock, no par, authorized 10,000 shares, 2,100 shares issued and outstanding	23,000	23,000
Retained earnings	51,738	32,997
TOTAL STOCKHOLDER'S EQUITY	74,738	55,997
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 113,788	$ 74,685

The accompanying notes are an integral part of these financial statements.

IRR CAPITAL MARKETS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Consulting fees	$ 84,733	$ 69,140
Interest income	1,464	677
Miscellaneous income	35,000	-
TOTAL REVENUES	121,197	69,817
EXPENSES		
Management fees	36,800	42,295
Professional fees	47,542	14,286
Corporate service fees	12,000	12,000
Office expense	2,400	2,400
License and permits	1,665	2,185
Insurance	1,370	1,684
TOTAL EXPENSES	101,777	74,850
OPERATING INCOME (LOSS)	19,420	(5,033)
PROVISION FOR INCOME TAX EXPENSE	679	1,564
NET INCOME (LOSS)	$ 18,741	$ (6,597)

The accompanying notes are an integral part of these financial statements.

IRR CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock No Par	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2005	$ 23,000	$ 39,594	$ 62,594
Net loss for 2006	-	(6,597)	(6,597)
Balance at December 31, 2006	23,000	32,997	55,997
Net income for 2007	-	18,741	18,741
Balance at December 31, 2007	$ 23,000	$ 51,738	$ 74,738

The accompanying notes are an integral part of these financial statements.

IRR CAPITAL MARKETS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 18,741	$ (6,597)
Adjustments to reconcile net income (loss) to net cash provided by operating activities: Changes in operating assets and liabilities:		
Income taxes receivable	8,981	(8,981)
Fees receivable - IRR Residential	(25,760)	-
Deferred income taxes	3,500	4,900
Accounts payable	(15,088)	(5,362)
Management fee payable	35,450	-
Income taxes payable	-	(13,500)
Total adjustments	7,083	(22,943)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	25,824	(29,540)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
INCREASE (DECREASE) IN CASH	25,824	(29,540)
CASH, BEGINNING OF YEAR	62,204	91,744
CASH, END OF YEAR	$ 88,028	$ 62,204

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business.

IRR Capital Markets, Inc. ("the Company") is a limited services securities broker engaged in the sale of tax shelters or limited partnerships in primary distributions, private placements, real estate syndications and municipal financial advisory services. The Company is a member in good standing of the Financial Industry Regulatory Authority (FINRA). The Company is registered with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB). It is subject to the net capital requirements of SEC Rule 15c3-3, and it is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3. All general securities accounts are insured by the Securities Investor Protection Corporation (SIPC).

Use of Estimates.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition.

Revenues are recognized as earned on the accrual basis.

Cash.

Cash consists of demand deposit checking accounts with financial institutions.

Income Taxes.

Effective January 1, 2007, the shareholders elected S-Corporation status. Prior to 2007, income taxes are provided using the liability method which provides that deferred income taxes are recorded based on temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. These differences are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Net Capital	$ 74,738	$ 43,516
Aggregate Indebtedness	39,050	18,688
Minimum Net Capital Required	5,000	5,000
Excess Net Capital at 1500%	69,738	38,516
Net Capital Ratio	0.52 to 1	0.43 to 1

NOTE C - INCOME TAXES

Following is a summary of the income tax provision as of December 31, 2007 and 2006:

	2007	2006
Current tax expense	$ -	$ 6,464
Deferred tax benefit (cash basis for income tax reporting)	-	(4,900)
PROVISION FOR INCOME TAX EXPENSE	$ -	$ 1,564
Income taxes paid (refunded) during the year	$ (1,600)	$ 5,500

NOTE D - RELATED PARTIES

The Company reimburses salaries, office rent, and other operating expenses to a related entity owned by the Company's sole stockholder. Total amounts reimbursed for the years ended December 31, 2007 and 2006 amounted to $39,200 and $44,695, respectively. As of December 31, 2007 and 2006 accounts payable due to this related entity were $36,050 and $-0-, respectively. While several entities throughout the United States bear the IRR brand by virtue of their participation in the franchise networks known as Integra Realty Resources, Inc. (for commercial appraisers) and IRR - Residential, LLC (for residential appraisers), the Company is related by way of common ownership and/or management to three of the entities bearing the IRR brand, specifically including the related party referred to above, and also two other IRR - brand entities from which the Company derived 100% of its revenues for both 2007 and 2006, one of which was IRR - Residential, LLC. As of December 31, 2007 and 2006, fees receivable from IRR-Residential, LLC were $25,760 and zero, respectively. The accounts of other IRR - brand entities are not consolidated, combined or otherwise reported in the accompanying financial statements.

NOTE E - CONTINGENT LIABILITY

During a routine examination of the Company in 2007, FINRA examiners noted that the Company received funds and deposited them into escrow after the termination date of the escrow per the offering memorandum without notifying the participants in the offering. As a result, the Company is potentially liable for a fine not to exceed $50,000. No accrual is made in these financial statements as the amount is not yet determined.

SUPPLEMENTARY INFORMATION

IRR CAPITAL MARKETS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
NET CAPITAL		
Total Stockholders' Equity	$ 74,738	$ 55,997
Deductions and/or charges:		
A. Non-allowable assets		
Income tax receivable	-	(8,981)
Deferred income tax asset	-	(3,500)
Net Capital	$ 74,738	$ 43,516
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts payable	$ 3,600	$ 18,688
Payroll payable	35,450	-
Total Aggregate Indebtedness	$ 39,050	$ 18,688
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital	$ 69,738	$ 38,516
Ratio: Aggregate Indebtedness to Net Capital	0.52 to 1	0.43 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part II of Form X-17A-5 as of December 30, 2007 and 2006)		
Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 83,978	$ 67,604
Less: Adjustment for Receivable - IRR Residential	25,760	-
Less: Adjustment for Management Fee Payable	(35,000)	-
Add: Adjustment for Accounts Payable	-	(1,688)
Less: Adjustment for Consulting Fee Revenue	-	(14,000)
Add: Adjustment for Deferred Income Taxes	-	4,081
Less: Non-allowable asset - Income Tax Receivable	-	(8,981)
Less: Non-allowable asset - Deferred Income Tax	-	(3,500)
Reconciled Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 74,738	$ 43,516
Net Capital, as computed above	$ 74,738	$ 43,516

IRR CAPITAL MARKETS, INC.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

The Company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended December 31, 2007 and 2006.

IRR CAPITAL MARKETS, INC.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2007 and 2006.

MHK Miller Haviland Ketter PC, PA
Certified Public Accountants

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
IRR Capital Markets, Inc.

In planning and performing our audit of the financial statements of IRR Capital Markets, Inc., as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name)@mhkcpas.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Mulle Haarlen Hotta P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 20, 2008

END